UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

PHH Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

693320202
(CUSIP Number)

JEREMY MINDICH
c/o Scopia Fund Management LLC
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVEN WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,805
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 27,805
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 94,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,628*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,858,312
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,858,312
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,858,312*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,994
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,994
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,994*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,074,269
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,074,269
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,269*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,053
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 388,053
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,053*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,364,198
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,364,198
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,364,198*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,881,260
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,881,260
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,881,260*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250,146
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,250,146
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,146*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 6,250,146
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 6,250,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,280,146*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON IN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,250,146
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,250,146
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693320202

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As of March 1, 2012, Scopia Fund Management LLC (“Scopia Management”) replaced Scopia Management Inc. as the investment manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Accounts.  Accordingly, Scopia Management has been added as a Reporting Person while Scopia Management Inc. will cease to be a Reporting Person in the Schedule 13D.  Messrs. Sirovich and Mindich are Managing Directors of the Managing Member of Scopia Fund Management LLC.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 27,805 Shares beneficially owned by Scopia Long is approximately $481,775, including brokerage commissions.

The aggregate purchase price of the 94,628 Shares beneficially owned by Scopia QP LLC is approximately $1,474,990, including brokerage commissions.  Such aggregate purchase price includes approximately $388,682, which is the purchase price of $388,682 principal amount of certain 6.00% Convertible Senior Notes due 2017 (the “Notes”) convertible into 30,395 Shares.

The aggregate purchase price of the 1,858,312 Shares beneficially owned by Scopia PX is approximately $32,689,776, including brokerage commissions.  Such aggregate purchase price includes approximately $10,310,271, which is the purchase price of $7,630,548 principal amount of the Notes convertible into 596,720 Shares.

The aggregate purchase price of the 73,994 Shares beneficially owned by Scopia Partners is approximately $1,194,330, including brokerage commissions.  Such aggregate purchase price includes approximately $314,329, which is the purchase price of $303,752 principal amount of the Notes convertible into 23,754 Shares.

The aggregate purchase price of the 1,074,269 Shares beneficially owned by Scopia Windmill is approximately $17,120,322, including brokerage commissions.  Such aggregate purchase price includes approximately $5,374,816, which is the purchase price of $4,416,257 principal amount of the Notes convertible into 345,357 Shares.

CUSIP NO. 693320202

The aggregate purchase price of the 388,053 Shares beneficially owned by Scopia International is approximately $6,645,185, including brokerage commissions.  Such aggregate purchase price includes approximately $1,629,624, which is the purchase price of $1,593,195 principal amount of the Notes convertible into 124,590 Shares.

The aggregate purchase price of the 2,364,198 Shares beneficially owned by Scopia PX International is approximately $36,879,800, including brokerage commissions.  Such aggregate purchase price includes approximately $10,007,247, which is the purchase price of $9,694,666 principal amount of the Notes convertible into 758,136 Shares.

The aggregate purchase price of the 368,886 Shares held in the Managed Accounts is approximately $7,139,573, including brokerage commissions.  Such aggregate purchase price includes approximately $1,118,727, which is the purchase price of $972,900 principal amount of the Notes convertible into 76,082 Shares.

The Shares purchased by Mr. Sirovich were purchased with personal funds in open market purchases.  The aggregate purchase price of the 30,000 Shares directly owned by Mr. Sirovich is approximately $642,834, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 56,646,097 Shares outstanding, as of July 24, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2012 plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Scopia Long

(a)	As of the close of business on October 8, 2012, Scopia Long beneficially owned 27,805 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 27,805
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,805
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Long during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia QP LLC

(a)	As of the close of business on October 8, 2012, Scopia QP LLC beneficially owned 94,628 Shares, including 30,395 Shares underlying the Notes.

Percentage: Less than 1%.

CUSIP NO. 693320202

(b)	1. Sole power to vote or direct vote: 94,628
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 94,628
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Scopia PX

(a)	As of the close of business on October 8, 2012, Scopia PX beneficially owned 1,858,312 Shares, including 596,720 Shares underlying the Notes.

Percentage: Approximately 3.2%.

(b)	1. Sole power to vote or direct vote: 1,858,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,858,312
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Partners

(a)	As of the close of business on October 8, 2012, Scopia Partners beneficially owned 73,994 Shares, including 23,754 Shares underlying the Notes.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 73,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,994
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Scopia Windmill

(a)	As of the close of business on October 8, 2012, Scopia Windmill beneficially owned 1,074,269 Shares, including 345,357 Shares underlying the Notes.

Percentage: Approximately 1.9%.

(b)	1. Sole power to vote or direct vote: 1,074,269
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,074,269
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 693320202

(c)	The transactions in the Shares by Scopia Windmill during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia International

(a)	As of the close of business on October 8, 2012, Scopia International beneficially owned 388,053 Shares, including 124,590 Shares underlying the Notes.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 388,053
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 388,053
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Scopia PX International

(a)	As of the close of business on October 8, 2012, Scopia PX International beneficially owned 2,364,198 Shares, including 758,136 Shares underlying the Notes.

Percentage: Approximately 4.1%.

(b)	1. Sole power to vote or direct vote: 2,364,198
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,364,198
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 27,805 Shares owned by Scopia Long; (ii) 94,628 Shares owned by Scopia QP LLC; (iii) 1,858,312 Shares owned by Scopia PX; (iv) 73,994 Shares owned by Scopia Partners; (v) 1,074,269 Shares owned by Scopia Windmill; (vi) 388,053 Shares owned by Scopia International and (vii) 2,364,198 Shares owned by Scopia PX International.

Percentage: Approximately 10.0%.

(b)	1. Sole power to vote or direct vote: 5,881,260
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,881,260
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 693320202

(c)
Scopia Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia Windmill during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia Management

(a)
Scopia Management, as the investment manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Accounts, may be deemed the beneficial owner of the: (i) 27,805 Shares owned by Scopia Long; (ii) 94,628 Shares owned by Scopia QP LLC; (iii) 1,858,312 Shares owned by Scopia PX; (iv) 73,994 Shares owned by Scopia Partners; (v) 1,074,269 Shares owned by Scopia Windmill; (vi) 388,053 Shares owned by Scopia International; (vii) 2,364,198 Shares owned by Scopia PX International and (viii) 368,886 Shares held in the Managed Accounts.

Percentage: Approximately 10.7%.

(b)	1. Sole power to vote or direct vote: 6,250,146
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,250,146
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Sirovich

(a)
As of the close of business on October 8, 2012, Mr. Sirovich directly owned 30,000 Shares.  Mr. Sirovich, as a Manager of Scopia Capital and Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 27,805 Shares owned by Scopia Long; (ii) 94,628 Shares owned by Scopia QP LLC; (iii) 1,858,312 Shares owned by Scopia PX; (iv) 73,994 Shares owned by Scopia Partners; (v) 1,074,269 Shares owned by Scopia Windmill; (vi) 388,053 Shares owned by Scopia International; (vii) 2,364,198 Shares owned by Scopia PX International and (viii) 368,886 Shares held in the Managed Accounts.

Percentage: Approximately 10.7%.

(b)	1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 6,250,146
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 6,250,146

(c)
Mr. Sirovich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 693320202

K.	Mr. Mindich

(a)
As of the close of business on October 8, 2012, Mr. Mindich does not directly own any Shares.  Mr. Mindich, as a Manager of Scopia Capital and Managing Director of the Managing Member of Scopia Management, may be deemed the beneficial owner of the: (i) 27,805 Shares owned by Scopia Long; (ii) 94,628 Shares owned by Scopia QP LLC; (iii) 1,858,312 Shares owned by Scopia PX; (iv) 73,994 Shares owned by Scopia Partners; (v) 1,074,269 Shares owned by Scopia Windmill; (vi) 388,053 Shares owned by Scopia International; (vii) 2,364,198 Shares owned by Scopia PX International and (viii) 368,886 Shares held in the Managed Accounts.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,250,146
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,250,146

(c)
Mr. Mindich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

On October 9, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Scopia Long LLC, Scopia Partners QP LLC, Scopia PX, LLC, Scopia Partners LLC, Scopia Windmill Fund LP, Scopia International Master Fund LP, Scopia PX International Master Fund LP, Scopia Capital LLC, Scopia Fund Management LLC, Matthew Sirovich and Jeremy Mindich dated October 9, 2012.

CUSIP NO. 693320202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2012

SCOPIA PARTNERS LLC

By:	Scopia Fund Management LLC

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	Managing Director of the Managing Member

SCOPIA PARTNERS QP LLC

By:	Scopia Fund Management LLC

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	Managing Director of the Managing Member

SCOPIA PX LLC

By:	Scopia Fund Management LLC

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	Managing Director of the Managing Member

SCOPIA LONG LLC

By:	Scopia Fund Management LLC

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	Managing Director of the Managing Member

CUSIP NO. 693320202

SCOPIA INTERNATIONAL MASTER FUND LP

By:	Scopia Capital LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA PX INTERNATIONAL MASTER FUND LP

By:	Scopia Capital LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA FUND MANAGEMENT LLC

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	Managing Director of the Managing Member

SCOPIA CAPITAL LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 693320202

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA LONG LLC

(28)	$18.01	08/15/2012
(535)	$18.30	08/16/2012
(844)	$18.28	08/17/2012
(364)	$18.07	08/20/2012
(644)	$18.18	08/21/2012
(588)	$18.15	08/22/2012
(20)	$18.02	08/23/2012
(288)	$18.09	09/05/2012
(609)	$18.30	09/06/2012
(1,359)	$21.76	10/03/2012
(1,205)	$21.32	10/03/2012
(688)	$22.25	10/04/2012
(324)	$22.43	10/04/2012
(339)	$22.41	10/05/2012
(301)	$22.24	10/05/2012

SCOPIA PARTNERS QP LLC

(65)	$18.01	08/15/2012
(1,215)	$18.30	08/16/2012
(1,917)	$18.28	08/17/2012
(826)	$18.07	08/20/2012
(1,462)	$18.18	08/21/2012
(1,335)	$18.15	08/22/2012
(47)	$18.02	08/23/2012
(1,488)#	--	09/04/2012
(3,206)*	--	09/04/2012
(671)	$18.09	09/05/2012
(1,420)	$18.30	09/06/2012
(782)*	--	09/28/2012
(1,992)#	--	10/01/2012

____________________
# Represents Shares that were transferred in a cross trade to an affiliate.

* Represents Shares underlying certain convertible senior notes that were transferred in a cross trade to an affiliate.

(3,385)	$21.76	10/03/2012
(3,001)	$21.32	10/03/2012
(1,714)	$22.25	10/04/2012
(808)	$22.43	10/04/2012
(845)	$22.41	10/05/2012
(750)	$22.24	10/05/2012

SCOPIA PX, LLC

(1,069)	$18.01	08/15/2012
(19,879)	$18.30	08/16/2012
(31,359)	$18.28	08/17/2012
(13,516)	$18.07	08/20/2012
(23,921)	$18.18	08/21/2012
(21,837)	$18.15	08/22/2012
(776)	$18.02	08/23/2012
53,603##	--	09/04/2012
24,426**	--	09/04/2012
(11,540)	$18.09	09/05/2012
(24,394)	$18.30	09/06/2012
61,388**	--	09/28/2012
149,598##	--	10/01/2012
(66,501)	$21.76	10/03/2012
(58,950)	$21.32	10/03/2012
(33,665)	$22.25	10/04/2012
(15,887)	$22.43	10/04/2012
(16,596)	$22.41	10/05/2012
(14,737)	$22.24	10/05/2012

SCOPIA PARTNERS LLC

(49)	$18.01	08/15/2012
(925)	$18.30	08/16/2012
(1,459)	$18.28	08/17/2012
(629)	$18.07	08/20/2012
(1,113)	$18.18	08/21/2012
(1,016)	$18.15	08/22/2012
(36)	$18.02	08/23/2012

____________________
## Represents Shares that were transferred in a cross trade from an affiliate.

**Represents Shares underlying certain convertible senior notes that were transferred in a cross trade from an affiliate.

(883)#	--	09/04/2012
(142)*	--	09/04/2012
(527)	$18.09	09/05/2012
(1,115)	$18.30	09/06/2012
(725)*	--	09/28/2012
(1,826)#	--	10/01/2012
(2,648)	$21.76	10/03/2012
(2,347)	$21.32	10/03/2012
(1,340)	$22.25	10/04/2012
(632)	$22.43	10/04/2012
(661)	$22.41	10/05/2012
(587)	$22.24	10/05/2012

SCOPIA WINDMILL FUND LP

(698)	$18.01	08/15/2012
(12,975)	$18.30	08/16/2012
(20,467)	$18.28	08/17/2012
(8,821)	$18.07	08/20/2012
(15,612)	$18.18	08/21/2012
(14,253)	$18.15	08/22/2012
(506)	$18.02	08/23/2012
(8,340)#	--	09/04/2012
208**	--	09/04/2012
(7,589)	$18.09	09/05/2012
(16,043)	$18.30	09/06/2012
(6,725)*	--	09/28/2012
(16,994)#	--	10/01/2012
(39,029)	$21.76	10/03/2012
(34,598)	$21.32	10/03/2012
(19,758)	$22.25	10/04/2012
(9,324)	$22.43	10/04/2012
(9,740)	$22.41	10/05/2012
(8,649)	$22.24	10/05/2012

____________________
# Represents Shares that were transferred in a cross trade to an affiliate.

* Represents Shares underlying certain convertible senior notes that were transferred in a cross trade to an affiliate.

** Represents Shares underlying certain convertible senior notes that were transferred in a cross trade from an affiliate.

SCOPIA INTERNATIONAL MASTER FUND LP

(256)	$18.01	08/15/2012
(4,761)	$18.30	08/16/2012
(7,510)	$18.28	08/17/2012
(3,237)	$18.07	08/20/2012
(5,729)	$18.18	08/21/2012
(5,230)	$18.15	08/22/2012
(185)	$18.02	08/23/2012
(5,984)#	--	09/04/2012
(13,216)*	--	09/04/2012
(2,635)	$18.09	09/05/2012
(5,571)	$18.30	09/06/2012
2,346**	--	09/28/2012
5,486##	--	10/01/2012
(13,887)	$21.76	10/03/2012
(12,310)	$21.32	10/03/2012
(7,030)	$22.25	10/04/2012
(3,317)	$22.43	10/04/2012
(3,466)	$22.41	10/05/2012
(3,077)	$22.24	10/05/2012

SCOPIA PX INTERNATIONAL MASTER FUND LP

(1,664)	$18.01	08/15/2012
(30,843)	$18.30	08/16/2012
(48,651)	$18.28	08/17/2012
(20,969)	$18.07	08/20/2012
(37,111)	$18.18	08/21/2012
(33,877)	$18.15	08/22/2012
(2)	$18.01	08/23/2012
(1,207)	$18.02	08/23/2012
(32,903)#	--	09/04/2012
(6,993)*	--	09/04/2012
(17,455)	$18.09	09/05/2012
(36,887)	$18.30	09/06/2012
(3,884)	$20.34	09/28/2012

____________________
# Represents Shares that were transferred in a cross trade to an affiliate.

* Represents Shares underlying certain convertible senior notes that were transferred in a cross trade to an affiliate.

** Represents Shares underlying certain convertible senior notes that were transferred in a cross trade from an affiliate.

## Represents Shares that were transferred in a cross trade from an affiliate.

(51,397)*	--	09/28/2012
(124,021)#	--	10/01/2012
(83,611)	$21.76	10/03/2012
(74,118)	$21.32	10/03/2012
(42,326)	$22.25	10/04/2012
(19,979)	$22.43	10/04/2012
(20,866)	$22.41	10/05/2012
(18,532)	$22.24	10/05/2012

SCOPIA FUND MANAGEMENT LLC
(Through the Managed Accounts)

(279)	$18.01	08/15/2012
(5,222)	$18.30	08/16/2012
(8,239)	$18.28	08/17/2012
(3,550)	$18.07	08/20/2012
(6,284)	$18.18	08/21/2012
(5,737)	$18.15	08/22/2012
(202)	$18.02	08/23/2012
(4,005)#	--	09/04/2012
(1,076)*	--	09/04/2012
(2,725)	$18.09	09/05/2012
(5,763)	$18.30	09/06/2012
(4,104)*	--	09/28/2012
(10,251)#	--	10/01/2012
(15,197)	$21.76	10/03/2012
(13,471)	$21.32	10/03/2012
(7,693)	$22.25	10/04/2012
(3,629)	$22.43	10/04/2012
(3,792)	$22.41	10/05/2012
(3,367)	$22.24	10/05/2012

____________________
* Represents Shares underlying certain convertible senior notes that were transferred in a cross trade to an affiliate.

# Represents Shares that were transferred in a cross trade to an affiliate.